[redacted]

10026461

UNITED STATES
.ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67452

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UMTB SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 Fifth Avenue - Suite 2220
(No. and Street)

New York	NY	10111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Herroder 212-554-2782
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Metis Group LLC
(Name – *if individual, state last, first, middle name*)

14 Penn Plaza - Suite 1800	New York	NY	10122
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
106

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John Herroder, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UMTB SECURITIES, INC., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President CEO

Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UMTB Securities Inc.

Financial Statements and Supplemental Information with Report and Supplementary Report of Independent Auditor's

For the Year Ended December 31, 2009

UMTB Securities Inc.

Financial Statements

For the Year Ended December 31, 2009

UMTB Securities Inc.

Contents

METIS group LLC

CERTIFIED PUBLIC ACCOUNTANTS
14 Penn Plaza, Suite 1800
New York, NY 10122
P 212-643-0099
F 212-496-7502
WWW.METISGROUPLLC.COM | OFFICES: BASKING RIDGE, NJ • PLAINVIEW, NY • ARMONK, NY • BOSTON, MA • BOCA RATON, FL

Independent Auditor's Report

Stockholder
UMTB Securities Inc.
New York, New York

We have audited the accompanying statement of financial condition of UMTB Securities Inc. as of December 31, 2009, and the related statements of operations, cash flows and changes in stockholder's equity and liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in circumstances, but not for purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UMTB Securities Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934.

Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Metis Group LLC

METIS GROUP CERTIFIED PUBLIC ACCOUNTANTS LLC

New York, New York
February 19, 2010

UMTB Securities Inc.

Statement of Financial Condition
December 31, 2009

December 31		*2009*
ASSETS		
Cash and cash equivalents	$	141,313
Due from clearing broker		912,436
Due from Parent		23,535
Furniture and equipment, net		19,836
Other assets		54,553
TOTAL ASSETS	**$**	**1,151,673**
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	325,252
Due to Parent		70,647
Interest payable, subordinated borrowings from Parent		381,688
		777,587
Subordinated borrowings from Parent		2,875,000
TOTAL LIABILITIES		3,652,587
Stockholder's Equity		
Common stock - $0.01 par value: 1,000 shares authorized, 10 shares issued and outstanding		-
Additional paid-in capital		600,000
Accumulated deficit		(3,100,914)
TOTAL STOCKHOLDER'S EQUITY		(2,500,914)
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,151,673

The accompanying notes are an integral part of the financial statements.

UMTB Securities Inc.

Statement of Operations
For the Year Ended December 31, 2009

For the Year Ended December 31		*2009*
REVENUES		
Commissions	$	2,495,925
Interest income		2,905
Other income		118,203
Total Revenue		2,617,033
EXPENSES		
Employee compensation and benefits		685,240
Floor brokerage, exchange and clearance fees		605,096
Interest expense		212,664
Data processing		328,429
Occupancy expense		230,109
Professional fees		537,208
Other operating expense		100,059
Total Expenses		2,698,805
Loss before income taxes		(81,772)
Provision for income taxes		3,255
Net Loss	$	(85,027)

The accompanying notes are an integral part of the financial statements.

UMTB Securities Inc.

Statement of Cash Flows
For the Year Ended December 31, 2009

For the Year Ended December 31		*2009*
Cash flows from operating activities:		
Net loss	$	(85,027)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation		43,191
Net changes in:		
Due from clearing broker		(612,533)
Due from parent		(23,535)
Other assets		(33,747)
Accounts payable and accrued expenses		107,875
Due to Parent		59,017
Interest payable, subordinated borrowings from Parent		174,895
Total adjustments		(284,837)
Net cash used in operating activities		(369,864)
Cash flows from investing activities:		
Purchase of equipment		(4,366)
Net cash used in investing activities		(4,366)
Net decrease in cash and cash equivalents		(374,230)
Cash and cash equivalents, beginning of year		515,543
Cash and cash equivalents, end of year	**$**	**141,313**

Supplementary disclosure of cash flow information:		
Cash payments for interest	$	37,768
Cash payments for income taxes	$	3,200

The accompanying notes are an integral part of the financial statements.

UMTB Securities Inc.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2009

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Beginning Balance, January 1, 2009	$ 0.10	$ 600,000	$ (3,015,887)	$ (2,415,887)
Net loss			(85,027)	(85,027)
Ending Balance, December 31, 2009	$ 0.10	$ 600,000	$ (3,100,914)	$ (2,500,914)

The accompanying notes are an integral part of the financial statements.

UMTB Securities Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2009

	Total
Beginning Balance, January 1, 2009	$ 3,081,792
Issuance of subordinated loans	-
Accrued interest on subordinated loans	174,896
Ending Balance, December 31, 2009	$ 3,256,688

The accompanying notes are an integral part of the financial statements.

1. Nature of Business

UMTB Securities Inc. ("UMTB Securities" or the "Company") was incorporated in the State of Delaware on June 9, 2006. UMTB Securities is a wholly owned subsidiary of Mizrahi Tefahot Bank Ltd., an Israeli commercial bank (the "Parent"). UMTB Securities was registered as an introducing broker-dealer with the Securities and Exchange Commission (SEC) and became a member of the Financial Industry Regulatory Authority (FINRA), on March 28, 2007.

The Company has three customers, one of which is the Parent. Currently, the Company is dependent upon financial support from the Parent.

2. Significant Accounting Policies

Basis of Accounting
The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. The agreement between the Company and its correspondent clearing broker went into effect in 2007. The Company has agreed to indemnify its clearing broker for certain losses that the clearing broker may sustain from the transactions introduced by the Company.

Commissions
Commissions and related expenses are recorded on a trade-date basis as securities transactions occur.

2. Significant Accounting Policies – cont'd

Cash and Cash Equivalents
The Company considers money market accounts to be cash equivalents. The Company maintains its cash balances in bank accounts with one financial institution, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

Depreciation
Depreciation of equipment is provided for by the straight-line method over estimated useful lives.

Income Taxes
Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the dates of enactment.

Use of Estimates
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

3. Furniture and Equipment

Furniture and equipment consists of the following at December 31, 2009:

Furniture & Equipment	$	136,002
Less: Accumulated depreciation		(116,166)
	$	19,836

Depreciation expense for the year ended December 31, 2009 amounted to $43,191.

4. Subordinated Borrowings from Parent

The Company has a Subordinated Loan Agreement with its Parent in the amount of $2,875,000 which matures on April 30, 2012, and bears interest at the rate of 6% per annum. $350,000 was borrowed in 2006, $1,775,000 was borrowed in 2007, and $750,000 was borrowed in 2008. Loan interest payable as of December 31, 2009, was $381,688. The loan and interest is subordinated in right of payment and subject to the prior payments or provisions for payments in full of all claims of all other present and future creditors of the Company arising out of any matter, except claims which are the subject of subordination agreements which rank on the same priority as or are junior to the subordinated loan. The subordinated loan payable of $2,875,000 has been approved by FINRA.

The subordinated loan and interest are allowable in computing net capital under the SEC's uniform capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

5. **Related Party Transactions**

Service Agreement
Pursuant to a service agreement, the Company's Parent provides various services and other operating assistance to the Company. These include physical premises in Rockefeller Center, New York City, utilities, the use of fixed assets, personnel and other general and administrative services. The service agreement came into effect on January 1, 2007. Total expenses allocated by the Parent to the Company for the year ended December 31, 2009 is $117,172, including $90,000 as rent.

6. **Net Capital Requirement**

The Company became a member of FINRA, on March 28, 2007, and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company's net capital was approximately $657,900, which was approximately $557,900 in excess of its minimum requirement of $100,000. The Company's ratio of aggregate indebtedness to regulatory net capital at December 31, 2009 was 0.60 to 1.

7. Income Tax

At December 31, 2009, the Company has cumulative net operating losses of approximately $1,700,000 and unamortized start up costs of approximately $950,000 and accrued interest to its Parent of about $380,000, deducted for income tax purposes only when paid, for a total net deferred tax asset of approximately $1,380,000 (December 31, 2008, approximately $1,350,000). Net operating losses expire from 2027 through 2028. Start-up costs were deducted when incurred for financial statement purposes, but were deferred and are being amortized over a fifteen year period for income tax. A full valuation allowance is taken for deferred tax asset, as management can not yet take the position that it is more likely than not that the Company will generate sufficient future taxable income to realize income tax benefits from the deferred deductions.

Income tax expense is comprised of:

Current year income tax expense	$	2,900
Deferred tax benefits		(32,000)
Valuation allowance		32,000
2009 income tax expense	$	2,900

The Company's tax returns for years 2006 through 2009 are subject to examination by the tax authorities.

8. Commitments and Contingencies

The Company applies the provisions of ASC 460, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* which provides accounting and disclosure requirements for certain guarantees. The Company introduces its customer transactions to a clearing broker with whom it has a correspondent relationship for execution and clearance in according with the terms of a fully disclosed clearing agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their normal delivery versus payment transactions. The Company has placed a $250,000 deposit with such clearing broker. This deposit is included in the balance sheet in Due from clearing broker. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

9. Employee Benefits

The Company's employees have become participants in a multi-employer qualified 401(k) profit sharing plan maintained by the Parent for the benefit of all eligible employees in the United States. Employees may make tax deferred contributions subject to limitations under U.S. tax laws. Under the plan, the Company may make matching contributions, non-elective or discretionary contributions and other required minimum contributions. For 2009, the Company's contributions to the Plan were approximately $42,000.

10. Other Income

Approximately $118,000 of prior periods (prior to 2009) floor brokerage, exchange and clearance fees was recovered from the clearing broker in July 2009 and recorded as other income in 2009.

The Company has estimated approximately $120,000 of additional prior periods floor brokerage, exchange and clearance fees will be recovered during the first quarter of 2010, but are not being recognized as income in 2009 because the amount is uncertain and unknown.

Supplemental Schedule

UMTB Securities Inc.

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2009

NET CAPITAL			
Total Stockholder's equity		$	(2,500,914)
Add: subordinated loan & interest:			3,256,688
Less non-allowable assets:			
Furniture and equipment, net	19,836		
Due from Parent	23,535		
Other assets	54,553		
Total non-allowable assets			97,924
Net capital before haircuts on securities positions			657,850
Haircuts			-
Net capital		$	657,850
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
Aggregate indebtedness		$	395,899
Greater of 6 2/3% of aggregate indebtedness or minimum dollar requirement of reporting broker dealer ($100,000)		$	100,000
Excess net capital		$	557,850
Ratio of aggregate indebtedness to net capital			0.60 to 1

There are no material differences between the net capital computation on the Company's unaudited Focus Report Part IIA of form X-17A-5 and the computation reflected above as of December 31, 2009.

METiS group LLC

CERTIFIED PUBLIC ACCOUNTANTS
14 Penn Plaza, Suite 1800
New York, NY 10122
P 212-643-0099
F 212-496-7502
WWW.METISGROUPLLC.COM | OFFICES: BASKING RIDGE, NJ • PLAINVIEW, NY • ARMONK, NY • BOSTON, MA • BOCA RATON, FL

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Stockholder
UMTB Securities Inc.
New York, New York

In planning and performing our audit of the financial statements and the supplemental schedule of UMTB Securities, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and
   recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities

Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Metis Group LLC

METIS GROUP CERTIFIED PUBLIC ACCOUNTANTS LLC

New York, N.Y.
February 19, 2010

UMTB Securities Inc.

Supplemental Information

For the Period Ended December 31, 2009

UMTB Securities Inc.

Contents

METiS group LLC

CERTIFIED PUBLIC ACCOUNTANTS
14 Penn Plaza, Suite 1800
New York, NY 10122
P 212-643-0099
F 212-496-7502
WWW.METISGROUPLLC.COM | OFFICES: BASKING RIDGE, NJ • PLAINVIEW, NY • ARMONK, NY • BOSTON, MA • BOCA RATON, FL

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Stockholder
UMTB Securities Inc.
New York, NY

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the nine-month period ended December 31, 2009, which were agreed to by UMTB Securities Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating UMTB Securities Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). UMTB Securities Inc.'s management is responsible for the UMTB Securities Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the nine month period ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the nine month period ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Metis Group LLC

METIS GROUP CERTIFIED PUBLIC ACCOUNTANTS LLC

New York, New York
February 19, 2010